QUINTANA SHIPPING LTD.

5 Xenias Street, 6th Floor

Kifissia 14562 Greece

March 8, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker

Re:	Quintana Shipping Ltd.
Registration Statement on Form S-1 Initially Filed on March 31, 2014
File No. 333-194925

Ladies and Gentlemen:

On March 31, 2014, Quintana Shipping Ltd. (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-194925) (as thereafter amended, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477(a) under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter. The Company is seeking the withdrawal of the Registration Statement because it no longer intends to conduct the offering of shares of the Company’s common stock, $0.01 par value per share, contemplated in the Registration Statement. The Company respectfully advises the Commission that the Registration Statement was never declared “effective” by the Commission and that no securities have been sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please forward a copy of the Commission’s written order as soon as it is available to the attention of the undersigned at 5 Xenias Street, 6th Floor, Kifissia 14562 Greece, with copies to James Fox and John P. Johnston via facsimile at (212) 237-0100.

Please direct any questions regarding this request to John P. Johnston of Vinson & Elkins L.L.P. at (212) 237-0039.

Very truly yours,

QUINTANA SHIPPING LTD.

By:	/s/ Eleftherios A. Papatrifon
Name:	Eleftherios A. Papatrifon
Title:	Chief Executive Officer

cc: James Fox, Vinson & Elkins L.L.P.

John P. Johnston, Vinson & Elkins L.L.P.